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Exhibit (a)(5)(vi)

Supplemental Excerpt from Kudelski SA Transaction Website
(www.opentvvalue.com)

5.     How long do I have to decide whether to tender in the offer?

You have until the expiration of the offer to tender your shares and participate in the offer. The offer currently is scheduled to expire at 11:00 p.m., New York City time, on Thursday, November 12, 2009, although it may be extended from time to time, in which case we will make a public announcement of such extension.

We may also elect to provide a "subsequent offering period." A subsequent offering period, if provided, will be an additional period of time, beginning after we have purchased shares tendered in the offer, during which shareholders may tender their shares and receive the offer consideration. We currently intend to determine whether to provide a subsequent offering period after we know the number of Class A ordinary shares tendered after expiration of the offer.

. .. .

10.   If I decide not to tender, how will the offer affect my shares?

The purchase of shares pursuant to the offer will reduce the number of Class A ordinary shares of OpenTV Corp. that might otherwise trade publicly and may reduce the number of holders of shares, which could affect the liquidity and market value of the remaining shares held by the public. While we cannot predict with certainty whether this would have an adverse or beneficial effect on the market price for, or marketability of, the Class A ordinary shares of OpenTV Corp., we believe such a reduction would be more likely to have an adverse effect in the short to medium term.

If following consummation of the offer Kudelski SA and its wholly owned subsidiaries own ordinary shares of OpenTV Corp. representing 90% or more of the total voting power of the outstanding ordinary shares of OpenTV Corp., we will be eligible to cause OpenTV Corp. to redeem, under Sections 176 and 179 of the British Virgin Islands Business Companies Act, 2004, as amended, all Class A ordinary shares that remain outstanding following the offer and are not owned by Kudelski SA or its wholly owned subsidiaries. If the offer is consummated and a subsequent redemption takes place, shareholders not tendering in the offer (and who do not exercise the statutory dissenters' rights provided for under the laws of the British Virgin Islands) will receive the per share consideration paid in the redemption, which would be the "fair value" of the Class A ordinary shares as determined by the directors of OpenTV Corp. in accordance with their fiduciary duties under the laws of the British Virgin Islands. If pursuant to the offer we acquire 90% of the Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries, we will cause OpenTV Corp. to redeem the outstanding Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries. Furthermore, in that event, or if we acquire a sufficient number of shares in the offer such that we would be eligible to cause OpenTV Corp. to redeem the remaining Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries and we do cause OpenTV Corp. to redeem such shares within 18 months after the expiration of the offer, we will advocate, and have agreed to take any steps reasonably necessary to ensure, that the fair value of the Class A ordinary shares as determined by the directors of OpenTV Corp. in accordance with their fiduciary duties under the laws of the British Virgin Islands is at least equal to the per share price paid in the offer.

We believe because of the substantial cost and diversion of management attention associated with being a public company that it would be in the best interests of OpenTV Corp. if the Class A ordinary shares were not listed on The NASDAQ Global Market or any other securities exchange and OpenTV Corp. were not required to file reports with the SEC. We will not seek to cause OpenTV Corp. to terminate voluntarily the listing of the Class A ordinary shares on The NASDAQ Global Market for a period of at least six months after the expiration of the offer unless a subsequent redemption occurs or we otherwise acquire all of the outstanding Class A ordinary shares. After expiration of such six month period, we may seek to cause OpenTV Corp. to terminate voluntarily such listing. Further, subject to the foregoing, if the number of shareholders of record of OpenTV Corp. is reduced to below 300 and the other conditions for deregistration are satisfied, we intend to seek to cause OpenTV Corp. to deregister the Class A ordinary shares under the Securities Exchange Act of 1934, as amended, and to suspend its reporting obligations with the SEC. In all events, we intend to seek to cause OpenTV Corp. to discontinue quarterly conference calls and other activities not required by law or any listing agreement with The NASDAQ Global Market in order to reduce the cost and management attention associated with being a public company. While we cannot predict with certainty whether taking of any of the foregoing actions would have an adverse or beneficial effect on the market price for, or marketability of, the Class A ordinary shares of OpenTV Corp. or whether it would cause future market prices to be greater or less than the price paid in the offer, we believe that such actions would be more likely to have an adverse effect in the short to medium term.

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  Exhibit (a)(5)(vi)
Supplemental Excerpt from Kudelski SA Transaction Website ( www.opentvvalue.com )